MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND 2013

(amounts are in thousands of Canadian dollars except share, per share and per boe information)

The following management discussion and analysis (“MD&A”) is a review of operations and current financial position for Palliser Oil & Gas Corporation (“Palliser” or the “Company”) for the three and six month periods ended June 30, 2014 and 2013. This MD&A should be read in conjunction with the audited financial statements and notes thereto for the years ended December 31, 2013 and 2012 and the unaudited condensed interim financial statements for the three and six month periods ended June 30, 2014 and 2013. The MD&A is based on information available as of August 26, 2014.

The following information is based on the condensed interim financial statements prepared by management in accordance with International Financial Reporting Standards (“IFRS”).

BARRELS OF OIL EQUIVALENT CONVERSIONS

A barrel of oil equivalent (“boe”) is calculated using the conversion factor of ' Mcf (thousand cubic feet) of natural gas being equivalent to one barrel of oil. A boe conversion ratio of 6 Mcf:1 bbl (barrel) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead and is not based on either energy content or current prices. While the boe ratio is useful for comparative measures, it does not accurately reflect individual product values and might be misleading, particularly if used in isolation. As well, given that the value ratio, based on the current price of crude oil to natural gas, is significantly different from the 6:1 energy equivalency ratio, using a 6:1 conversion ratio may be misleading as an indication of value.

NON-IFRS MEASUREMENTS

The Company evaluates its performance using several criteria, including funds flow from operating activities and funds flow from operating activities per share. Funds flow from operating activities is a non-IFRS measure that represents cash flow from operating activities less decommissioning expenditures and changes in non-cash working capital related to operating activities. Funds flow per share amounts are calculated using weighted average shares outstanding consistent with the calculation of net income per share. Funds flow from operating activities is a key measure as it demonstrates the Company’s ability to generate the funds necessary to achieve future growth through capital investment.

A reconciliation of funds flow from operating activities to cash flow from operating activities is as follows:

	Three months ended June 30			Six months ended June 30
$000’s	2014	2013	% Change	2014	2013	% Change

Cash flow from operating activities	1,659	5,454	-70%	990	8,188	-88%

Add (deduct):

Changes in non-cash working capital	(575)	649	-189%	(608)	(403)	51%

Funds flow from operating activities	1,084	6,103	-82%	382	7,785	-95%

The Company also assesses its performance utilizing operating netback. Operating netback represents the profit margin associated with the production and sale of petroleum and natural gas, and is calculated as petroleum and natural gas revenue, less realized gain or loss on financial derivatives, royalties and production, operating and transportation expenses, on a barrel of oil equivalent basis.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

The calculation of operating netback for the Company is as follows:

	Three months ended June 30			Six months ended June 30
$/boe	2014	2013	% Change	2014	2013	% Change
Sales price	82.86	68.54	21%	79.24	60.82	30%
Realized gain (loss) on financial derivatives	(15.45)	2.20	-802%	(13.71)	3.93	-449%
Royalties	(20.15)	(16.88)	19%	(18.78)	(14.50)	30%
Production, operating and transportation expenses	(31.38)	(22.95)	37%	(36.78)	(26.02)	41%
Operating netback	15.88	30.91	-49%	9.97	24.23	-59%

Working capital (net debt) is a non-IFRS measure representing the total bank loan, accounts payable and accrued liabilities, less accounts receivable, deposits and prepaid expenses. This excludes financial derivative assets and/or liabilities.

A reconciliation of net debt from bank loan is as follows:

	Six months ended June 30
$000’s	2014	2013	% Change
Bank loan	$42,808	$35,057	22%
Working capital
Accounts receivable	(5,115)	(5,961)	-14%
Deposits and prepaid expenses	(135)	(417)	-68%
Accounts payable and accrued liabilities	11,735	10,860	8%
Net debt	$49,293	$39,539	25%

These non-IFRS measures are not standardized and therefore may not be comparable to similar measures utilized by other entities.

FORWARD-LOOKING STATEMENTS

Certain statements contained herein constitute forward-looking statements or information (collectively “ forward-looking statements”) within the meaning of applicable securities legislation, including, but not limited to management’s assessment of future plans and operations, including: commodity focus; drilling plans and potential locations; expected production levels; development plans; reserves growth; production and operating sales and expenses; reservoir characteristics; the results of applying certain operational development techniques; certain economic factors; and capital expenditures. Forward-looking statements are typically identified by words such as “anticipate”, “estimate”, “expect”, “ forecast”, “may”, “will”, “project” and similar words suggesting future events or performance or may be identified by reference to a future date. In addition, statements relating to oil and gas reserves and resources are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves or resources described, as the case may be, exist in the quantities predicted or estimated and can be profitably produced in the future. With respect to forward-looking statements herein, Palliser has made assumptions regarding, among other things; future capital expenditure levels; future oil and natural gas prices; “differentials” between West Texas Intermediate and Western Canadian Select benchmark pricing; future oil and natural gas production levels; future water disposal capacity; future exchange rates and interest rates; ability to obtain equipment and services in a timely manner to carry out development activities; ability to market oil and natural gas successfully to current and new customers; the impact of increasing competition; the ability to obtain financing on acceptable terms; and the ability to add production and reserves through development and exploitation activities. Although Palliser believes that the expectations reflected in the forward-looking statements contained herein, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included herein, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous risks and uncertainties that contribute to the possibility that the forward-looking statements will not occur, which may cause Palliser’s actual performance and financial results in future periods to differ materially from any estimates or projections.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Additional information on these and other factors that could affect Palliser’s results are included in reports on file with Canadian securities regulatory authorities, including the Company’s Annual Information Form, and may be accessed through the SEDAR website at www.sedar.com.

The forward-looking statements contained herein speak only as of the date hereof. Except as expressly required by applicable securities laws, Palliser does not undertake any obligation to, nor does it intend to, publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. ?e forward-looking statements contained herein are expressly qualified by this cautionary statement. In addition, readers are cautioned that historical results are not necessarily indicative of future performance.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2014, the Company had a credit facility with a Canadian chartered bank in the amount of $51,913. The credit facility is composed of a $41,913 demand revolving operating credit facility and a $10,000 acquisition and development demand loan. As at June 30, 2014, authorized and drawn borrowings on the acquisition and development demand loan amounted to $1,500, resulting in total available borrowing capacity of $43,413 as at June 30, 2014. The Company’s credit facility is subject to semi-annual reviews by the bank. The facility is a borrowing base facility that is determined based on, among other things, the Company’s current reserve report, results of operations, current and forecasted commodity prices and the current economic environment. ?e credit facility is secured by a general security agreement and floating charge debenture covering all assets of the Company. The Company’s bank indebtedness does not have a specific maturity date as it is a demand facility. This means that the lender has the ability to demand repayment of all outstanding indebtedness or a portion thereof at any time. If that were to occur the Company would be required to source alternate credit facilities, sell assets or issue new shares to repay the indebtedness. The Company is required to maintain a current ratio (current assets adjusted to include the undrawn credit facility balance) of not less than 1.0:1.0. As at June 30, 2014 and the date of this report, the Company was not in compliance with the current ratio banking covenant.

At June 30, 2014 the Company had a working capital deficiency (net debt) totaling $49.3 million (excluding financial derivatives) (December 31, 2013 - $47.4 million). Further, the Company is not in compliance with its covenant under its bank loan. On July 29, 2014, the Company and the lender entered into a forbearance agreement that provides an extension of the credit facilities to October 31, 2014. The Company does not anticipate generating sufficient funds from the operations in the upcoming year to fund its working capital. As a result, these conditions may cast significant doubt regarding the Company’s ability to continue as a going concern.

On July 30, 2014, Maha Energy Inc. (“Maha”) and the Company entered into an amalgamation agreement pursuant to which Maha and Palliser will amalgamate to form a new corporation to be called “Maha Energy Inc.” (“New Maha”). Pursuant to the amalgamation agreement, shareholders of the Company will receive 0.1393 of a common share of New Maha for each common share of Palliser. Completion of the amalgamation is conditional on customary closing conditions and is subject to conditions precedent with respect to net indebtedness and transaction costs of the Company at closing. In addition, it is a condition to the completion of the amalgamation that Maha must complete a bond and/or equity financings for combined aggregate gross proceeds of not less than US $70 million, prior to October 31, 2014, the proceeds of which are planned to be used to re-finance the Company’s current credit facilities and fund go-forward capital. In certain circumstances as set forth in the Amalgamation Agreement Palliser has agreed to pay Maha a termination fee of 2.0million. Similarly, in certain circumstances as set forth in the Amalgamation Agreement, Maha has agreed to pay Palliser a termination fee of $800,000. The amalgamation is subject to receipt of customary regulatory approvals, including the approval of the TSXV and the approval of '' 2/3% of each of the Company’s shareholders.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

On July 30, 2014 the Company has also closed the sale of a 50% working interest in its Manitou, Saskatchewan assets to Maha for $2,150,000 (approximately $1,950,000, after interim adjustments). The production associated with this sale is approximately 125 bbl/d of oil. The Company will remain the operator of the wells related to this sale. The Company has also entered into 2 farmout arrangements with Maha in the Marwayne, Alberta and Manitou, Saskatchewan areas.

GOING CONCERN

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to discharge its obligations and realize its assets in the normal course of operations for the foreseeable future. The Company does not anticipate generating sufficient funds from the operations in the upcoming year to fund its working capital deficit. As a result, these conditions may cast significant doubt regarding the Company’s ability to continue as a going concern.

At June 30, 2014 the Company had a working capital deficiency totaling $49.3 million (excluding financial derivatives) (December 31, 2013 - $47.4 million). Further, the Company is not in compliance with its covenant under its bank loan. On July 29, 2014, the Company and the lender entered into a forbearance agreement whereby the lender has provided an extension of the credit facilities to October 31, 2014.

On July 30, 2014, Maha Energy Inc. (“Maha”) and the Company have entered into an amalgamation agreement pursuant to which Maha and Palliser will amalgamate to form a new corporation to be called “Maha Energy Inc.” (“New Maha”) Palliser has also closed a minor asset disposition with Maha and entered into two farmout arrangements with Maha. Completion of the amalgamation is conditional on customary closing conditions and is subject to conditions precedent with respect to net indebtedness and transaction costs of the Company at closing. In addition, it is a condition to the completion of the amalgamation that Maha must complete a bond and/or equity financings for combined aggregate gross proceeds of not less than US $70 million, prior to October 31, 2014, the proceeds of which are planned to be used to re-finance the Company’s current credit facilities and fund go-forward capital.

Management believes that the going concern assumption is appropriate for these financial statements. Should the going concern assumption not be appropriate and the Company is not able to realize its assets and settle its liabilities, these financial statements would require adjustments to the amounts and classifications of assets and liabilities and these adjustments could be significant.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

DRILLING ACTIVITY AND CAPITAL EXPENDITURES

The following tables summarize capital expenditures, drilling results and undeveloped land positions for the three months and six months ended June 30, 2014 and 2013:

Capital Expenditures
	Three months ended June 30			Six months ended June 30
$000’s	2014	2013	% Change	2014	2013	% Change
Land	191	363	-47%	261	675	-61%
Geological & geophysical	–	56	-100%	(3)	610	-100%
Drilling & completions	349	869	-60%	634	3,855	-84%
Equipping and facilities	56	2,095	-97%	812	6,012	-86%
Property acquisitions	–	2	-100%	7	386	-98%
Capitalized overhead	316	553	-43%	679	978	-31%
Office equipment and furniture	–	49	-100%	7	195	-96%
Capital expenditures (1)	912	3,987	-77%	2,397	12,711	-81%

(1) Capital expenditures exclude decommissioning liability costs and capitalized share-based compensation.

Drilling, Re-entry and Reactivation Results (net)
	Three months ended June 30			Six months ended June 30
	2014	2013	% Change	2014	2013	% Change
Crude oil	1.0	2.0	-100%	3.6	12.0	-78%
Salt water disposal	–	–	0%	–	1.0	-100%
Total	1.0	2.0	-100%	3.6	13.0	-80%
Success (%)	0%	100%	-100%	100%	88%	14%

Undeveloped Land
June 30	2014	2013	% change
Lloydminster gross acres	34,305	35,186	-3%
Lloydminster net acres	34,115	34,922	-2%
Medicine Hat gross acres	18,179	32,317	-44%
Medicine Hat net acres	10,363	24,410	-58%
Gross acres	52,484	67,503	-22%
Net acres	44,479	59,332	-25%

Capital spending in the second quarter of 2014 was focused on the Company’s greater Lloydminster core area.

For the six months ended June 30, 2014 Palliser successfully drilled and or reentered two (1.6 net) heavy oils wells. The Company has also reactivated two (2.0 net) heavy oil wells in the first half of 2014. As a result, the Company’s success rate for the six month period ending June 30, 2014 was 100%.

Palliser made one minor disposition during the first quarter of 2014 with proceeds of $87, a net book value disposed of related to property and plant and equipment of $386 with decommissioning provision of $247. The Company recorded a loss on disposition of $52.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

PRODUCTION AND SALES

The following table summarizes the Company’s average daily production:

	Three months ended June 30			Six months ended June 30
	2014	2013	% Change	2014	2013	% Change
Crude oil production (bbl/d)	1,705	2,730	-38%	1,777	2,449	-27%
Natural gas production (mcf/d)	207	257	-19%	176	276	-36%
boe/d (6:1)	1,739	2,773	-37%	1,806	2,495	-28%
% crude oil production	98%	98%	0%	98%	98%	0%

The Company’s average daily production for the three months ended June 30, 2014 was 1,739 boe/d, which is a decrease from 2,773 boe/d in the second quarter of 2013. The decrease is primarily due to minimal capital spending resulting in production declines that exceeded production additions. The Company’s crude oil production weighting was 98% in the second quarter of 2014 compared to 98% in the second quarter of 2013.

The following table summarizes the Company’s revenue and average prices realized for its crude oil and natural gas production:

	Three months ended June 30			Six months ended June 30
$000’s	2014	2013	% Change	2014	2013	% Change
Crude oil	13,029	17,214	-24%	25,762	27,312	-6%
Natural gas	83	80	4%	143	158	-9%
Total petroleum and natural gas sales	13,112	17,294	-24%	25,905	27,470	-6%
Crude oil ($bbl/d)	84.00	69.30	21%	80.11	61.59	30%
Natural gas ($mcf/d)	4.44	3.43	29%	4.51	3.16	43%
$/boe	82.86	68.54	21%	79.24	60.82	30%

Benchmark pricing
WTI crude oil (US$ per bbl)	103.35	94.10	10%	101.05	94.22	7%
WCS crude oil (Cdn$ per bbl) (1)	90.44	77.29	17%	86.92	69.91	24%
AECO natural gas (Cdn$ per Mcf) (2)	4.66	3.49	34%	4.69	3.34	40%
Exchange rate – (US$/Cdn$)	0.917	0.977	-6%	0.912	0.984	-7%

(1)	The WCS crude oil price is the average of the monthly posted Western Canadian Select price

(2)	The AECO natural gas price reported is the average daily spot price

Palliser’s realized crude oil sales price is for the sale of heavy oil, which is subject to a heavy oil differential to West Texas Intermediate pricing, and a further quality adjustment to reflect the cost of blending Palliser’s heavy oil with diluents to meet pipeline specifications. Crude oil and natural gas sales for the three months ended June 30, 2014 were $13,112 compared to $17,294 in the prior year comparative period. This is due to a 21% increase in the net realized price from $68.54/boe in Q2 2013 to $82.86/boe in Q2 2014 offset by a decrease of 37% in average quarterly production in the second quarter of ?‰14 compared to the same period in 2013.

Petroleum and natural gas sales for the six months ended June 30, 2014 were $25,.905 compared to $27,470 in the prior year comparative period. The 6% decrease in petroleum and natural gas sales is attributed to an increase of 30% in the net realized price from $82.86 for the six months ended June 30, 2014 compared to the prior year comparative period of $79.24, offset by a 28% decrease in average quarterly production in 2014 compared to the same period in 2013.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

REALIZED GAIN (LOSS) ON FINANCIAL DERIVATIVE CONTRACTS

	Three months ended June 30			Six months ended June 30
$000’s	2014	2013	% Change	2014	2013	% Change
Realized gain (loss) on financial derivative contracts	(2,445)	554	-541%	(4,481)	1,776	-352%
$/boe	(15.45)	2.20	-802%	(13.71)	3.93	-449%

The Company has recognized a realized loss on financial derivatives in the amount of $2,442 or $15.45/boe for the three months ended June 30, 2014. The Company had a realized gain on financial derivatives in the amount of $554 or $2.20/boe for same comparable period in 2013.

Realized loss on financial derivatives for the six months ended June 30, 2014 were $4,481 or $13.71/boe compared to a realized gain of $1,776 or $3.93/boe in the prior year comparative period.

ROYALTIES

The following table summarizes the Company’s royalties:

	Three months ended June 30			Six months ended June 30
$000’s	2014	2013	% Change	2014	2013	% Change
Royalties	3,188	4,260	-25%	6,140	6,548	-6%
% of petroleum and natural gas sales	24%	25%	-4%	24%	24%	0%
$/boe	20.15	16.88	19%	18.78	14.50	30%

The Company’s royalty rate as a percentage of sales was 24% for the three months ended June 30, 2014, 1% lower than the comparable period in 2013. The Company’s average royalty rate was 24% for the six months ended June 30, 2014 compared to 24% in the prior year comparable period.

PRODUCTION, OPERATING & TRANSPORTATION EXPENSES

	Three months ended June 30			Six months ended June 30
$000’s	2014	2013	% Change	2014	2013	% Change
Production and operating expenses	4,471	5,286	-15%	10,971	10,904	1%
Transportation expenses	495	506	-2%	1,053	848	24%
Production, operating & transportation expenses	4,966	5,792	-14%	12,024	11,752	2%

$/boe
Production and operating expenses	28.25	20.94	35%	33.56	24.14	39%
Transportation expenses	3.13	2.01	56%	3.22	1.88	71%
Production, operating & transportation expenses	31.38	22.95	37%	36.78	26.02	41%

Production, operating and transportation expenses for the three months ended June 30, 2014 were $4,966 ($31.38/ boe) as compared to $5,792 ($22.95/boe) in the second quarter of 2013. A significant portion of the increase in production and operating expenses on a per boe is a result of the fixed cost component of production and operating expenses combined with the Company’s lower production volumes in 2014 contributing to higher production and operating costs on a per boe basis. In addition, the Company incurred higher propane costs of $6.42/boe in the second quarter of 2014 ($4.32/boe in the second quarter of 2013). Propane is used to heat production tanks and power wellhead equipment, with the majority of the propane being consumed at Edam.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Per unit production, operating and transportation expenses of $3'.78/boe for the six months ended June 30, 2014 is higher than $26.02/boe in the prior year comparable period. Higher propane costs during the first and second quarter of 2014 is a significant component of higher production and operating expenses for the six months ended June 30, ?2014 when compared to the same period in 2013.

OPERATING NETBACK

	Three months ended June 30			Six months ended June 30
$/boe	2014	2013	% Change	2014	2013	% Change
Sales price	82.86	68.54	21%	79.24	60.82	30%
Realized gain (loss) on financial derivatives	(15.45)	2.20	-802%	(13.71)	3.93	-449%
Royalties	(20.15)	(16.88)	19%	(18.78)	(14.50)	30%
Production, operating & transportation expenses	(31.38)	(22.95)	37%	(36.78)	(26.02)	41%
Operating netback	15.88	30.91	-49%	9.97	24.23	-59%

Palliser’s operating netback for the three months ended June 30, 2014 was $15.88/boe, which is a 49% decrease from $30.91/boe in 2013. The primary reasons for the decrease in operating netback on a per boe basis is due to realized losses on financial derivatives in 2014 (as compared to realized gains in 2013) and higher production, operating, and transportation expenses during 2014.

The Company’s operating netback for the six months ended June 30, 2014 was $9.977/boe, which is a 59% decrease from $24.23/boe in 2013, primarily due to realized losses during 2014 (as compared to realized gains in 2013) and higher production, operating and transportation expenses on a per boe basis.

GENERAL AND ADMINISTRATIVE ("G&A") EXPENSE

	Three months ended June 30			Six months ended June 30
$000’s	2014	2013	% Change	2014	2013	% Change
Gross G&A expense	1,278	1,885	-32%	2,837	3,540	-20%
Overhead recovery	(3)	–	–	(4)	(2)	100%
Capitalized G&A	(328)	(554)	-41%	(708)	(978)	-28%
Net G&A expense	947	1,331	-29%	2,124	2,560	-17%
$/boe	5.98	5.27	8%	6.50	5.67	12%

General and administrative expenses, net of recoveries and capitalized G&A, were $947 or $5.98 per boe for the second quarter as compared to $1,331 or $5.27 per boe in the prior year comparative period. Palliser’s G&A, net of recoveries and capitalized G&A for the six months ended June 30, 2014 was $2,124 or 6.50 per boe compared to $2,560 or $5.67 per boe for the same period last year.

The Company’s G&A expenses for the three and six months ended June 30, 2014 are lower than the prior year comparative period due mainly to decreases in employee salaries and wages, and consulting fees.

The Company capitalizes G&A expenses that are directly attributable to exploration and development activities.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL DERIVATIVES

On an ongoing basis, the Company may enter into derivative financial instruments to fix forward pricing of oil. The Company may enter into derivative financial instruments for periods up to 12 months forward on up to 50% of forecasted production volumes and for periods from 13 to 24 months forward on up to 50% of forecasted production volumes. Derivative assets and liabilities are subject to both price and currency risks as their fair values are based on assumptions including forward commodity prices. Going forward, the Company uses derivative financial instruments to hedge its exposure to commodity prices. The mark to market valuations of these contracts is presented in the Company’s financial statements. These values are based on forward looking estimates including, but not limited to, volatility and commodity prices. To the extent that Palliser enters into derivative instruments to manage commodity price risk, it may be subject to liquidity risk as derivative liabilities become due as well as credit risk of counterparties. While the Company has elected not to follow hedge accounting, derivative instruments are not entered for speculative purposes and management closely monitors existing commodity risk exposures. As such, liquidity risk is mitigated since any losses actually realized are offset by increased cash flows realized from the higher commodity price environment.

Unrealized gains and losses on financial derivatives are non-cash items that reflect changes in the fair value of Palliser’s existing crude oil sales derivative contracts as at the period end compared to the prior period end. The unrealized loss for the six months ended June 30, 2014 is caused by stronger WTI CAD pricing as at June 30, 2014 compared to December 31, 2013, along with the Company realizing significant losses within the first and second quarter of 2014 related to derivative contracts that were in place at December 31, 2013.

Realized and Unrealized gain (loss) on Financial Derivatives

	Three months ended June 30		Six months ended June 30
$000’s	2014	2013	2014	2013
Realized gain (loss)	(2,445)	554	(4,481)	1,776
Unrealized gain (loss)	1,540	(1,376)	(60)	(4,561)
Gain (loss) on financial derivatives	(905)	(822)	(4,541)	(2,785)

$/boe
Realized gain (loss)	(15.44)	2.20	(13.71)	3.93
Unrealized gain (loss)	9.73	(5.46)	(0.18)	(10.10)
Gain (loss) on financial derivatives	(5.71)	(3.26)	(13.89)	(6.17)

The following is a summary of the estimated fair market value of the Company’s derivative position as at June 30, 2014 and December 31, 2013.

Derivative Position
$000’s	June 30, 2014	December 31, 2013	% Change
Derivatives
Current asset	$–	$–	0%
Non-current asset	$–	$–	0%
Current liability	$(3,313)	$(3,253)	2%
Non-current liability	$–	$–	0%
Net derivative asset (liability) position	$(3,313)	$(3,253)	2%

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MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is a listing of the crude oil sales price derivatives in place at June 30, 2014:

Crude Oil Sales Price Derivatives

			Fixed Price per	WCS to WTI	Estimated Fair
Daily barrel	Contract		WTI (1) bbl	Differential	Market value
quantity (“bbl”)	Type	Remaining term of contract	(CAD)	CAD (2)	$000’s
500	Swap - Sell	July 1, 2014 - September 30, 2014	$97.00		$(666)
250	Swap - Sell	July 1, 2014 - September 30, 2014	$95.50		$(368)
700	Swap - Sell	July 1, 2014 - September 30, 2014	$98.50		$(837)
50	Swap - Sell	July 1, 2014 - September 30, 2014	$100.00		$(53)
250	Swap - Sell	October 1, 2014 - December 31, 2014	$96.00		$(300)
400	Swap - Sell	October 1, 2014 - December 31, 2014	$97.00		$(444)
800	Swap - Sell	October 1, 2014 - December 31, 2014	$98.50		$(778)
50	Swap-Buy	Jul. 1, 2014 to Sep. 30, 2014	$106.66		22
50	Swap-Buy	Jul. 1, 2014 to Sep. 30, 2014	$106.66		22
500	Swap-Sell	Jul. 1, 2014 to Sep. 30, 2014		$20.75	66
50	Swap-Buy	Oct. 1, 2014 to Dec. 31, 2014	$104.12		23
Estimated fair market value position as at June 30, 2014					$(3,313)

(1)	West Texas Intermediate - Canadian pricing
(2)	Western Canadian Select index pricing differential to West Texas Intermediate Canadian pricing

SHARE BASED COMPENSATION EXPENSE

	Three months ended June 30			Six months ended June 30
$000’s	2014	2013	% Change	2014	2013	% Change
Share-based compensation	95	273	-65%	214	420	-49%
Capitalized expense	(26)	(63)	-59%	(59)	(120)	-51%
Net share-based compensation	69	210	-67%	155	300	-48%

Share-based compensation expense (before and after capitalization) for the three months ended June 30, 2014 is lower than the prior year comparable period primarily as a result of the majority of options being expensed in previous periods.

DEPLETION AND DEPRECIATION ("D&D")

	Three months ended June 30			Six months ended June 30
$000’s	2014	2013	% Change	2014	2013	% Change
Depletion and depreciation	2,776	5,116	-46%	5,792	8,999	-36%
$/boe	17.54	20.28	-14%	17.72	19.92	-11%

For the three months ended June 30, 2014, the Company incurred $2,776 ($17.54/boe) of D&D expense versus $5,116 ($20.28/boe) for the second quarter of 2013. For the six months ended June 30, 2014, the Company incurred $5,792 ($17.72/boe) of D&D expense versus $8,999 ($119.92/boe) for the same comparable period in 2013.

There was a decrease in the depletion expense due to lower production in the first and second quarter of 2014 as compared to 2013

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MANAGEMENT'S DISCUSSION AND ANALYSIS

IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

At June 30, 2014 management identified impairment triggers relating to both its Greater Lloydminster and Medicine Hat cash generating units (“CGUs”). ?e impairment triggers identified included significant and prolonged production declines, increases in operating costs, decreases in operating netbacks and market transactions including the agreements entered into by the Company with Maha Energy Inc. subsequent to June 30, 2014. As a result, management conducted impairment tests for its Greater Lloydminster and Medicine Hat CGUs and recognized an impairment totaling $19,019 for the three and six months ended June 30, 2014 based on management’s estimate of the fair value less costs to sell of the respective CGUs . Fair value less costs to sell was based on overall recent market activity including the transactions entered into by the Company with Maha Energy Inc. subsequent to June 30, 2014.

NET LOSS

For the three months ended June 30, 2014 and 2013, the Company had a net loss and comprehensive net loss of $19,346 ($0.30 per share) and $610 ($0.01 per share) respectively.

For the six months ended June 30, 2014 and 2013, the Company had a net loss and comprehensive net loss of $24,913 ($0.39 per share) and $5,097 ($0.08 per share) respectively.

Net loss had increased for the three months ended June 30, 2014 as compared to 2013 mainly due to unrealized gain on financial derivatives, lower depreciation and depletion; offset by a decrease in the petroleum and natural gas sales and the impairment taken on the Company’s property, plant and equipment.

FUNDS FLOW FROM OPERATING ACTIVITIES

Funds flow from operating activities for the three months ended June 30, 2014 is $1,084 or $0.02 per share, compared to the second quarter of 2013 which was $6,103 or $0.10 per share. In addition, this is also an increase over the first quarter of 2014 funds flow which was ($702) or ($0.01) per share.

Funds flow from operating activities for the six months ended June 30, 2014 is $382 or $0.01 per share, compared to the same period in 2013 which was $7,785 or $0.12 per share.

The decrease from the comparable period in 2014 is due to higher operating expenses and realized losses on financial derivatives in 2014, resulting in lower operating netback and funds flow from operating activities.

FINANCE EXPENSE

	Three months ended June 30			Six months ended June 30
$000’s	2014	2013	% Change	2014	2013	% Change

Interest on bank loan	434	322	35%	798	598	33%

Foreign exchange loss (gain)	2	(43)	-105%	4	(47)	-109%

Accretion expense	93	88	6%	186	176	6%

Finance expense	529	367	44%	988	727	36%

Interest on Palliser’s bank loan amounted to $434 for the three months ended June 30, 2014, compared to $322 in the prior year comparative quarter. Advances under the revolving operating demand loan are available by way of prime rate loans with an interest rate of 1.‰% over the lender’s prime lending rate. The prime interest rate in 2013 and 2014 has been 3.0%. Interest expense has increased as a result of an increase in bank debt. Accretion expense is a non-cash item related to an increase in the Company’s decommissioning liability.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

INCOME TAXES

Palliser has approximately $98,917 of tax pools, including $25,795 of non-capital loss carry-forwards available for deduction against future taxable income. Non-capital losses do not begin to expire until 2026. The Company recorded $0 future tax expense for the six months ended June 30, 2014 compared to an $1,436 future tax recovery in the six months ended June 30, 2013.

SHARE CAPITAL

As at August 26, 2014, the Company had 63,915,979 common shares, 3,624,500 share options, 517,500 restricted share units and 114,444 performance share units outstanding.

ASSESSMENT OF BUSINESS RISKS

For a detailed assessment of the business risks facing Palliser, please refer to December 31, 2013 management discussion and analysis and annual information form, both which can be found on SEDAR at www.sedar.com.

CHANGES IN ACCOUNTING POLICIES

The following new accounting policies were adopted as at January 1, 2014, both of which were applied retrospectively:

The IASB issued International Financial Reporting Interpretations Committee Interpretation (“IFRIC”) 21, “Levies” which was adopted by the Company on January 1, 2014. The IFRIC clarifies that an entity should recognize a liability for a levy when the activity that triggers payment occurs. The adoption of this interpretation had no impact on the Company’s consolidated financial statements;

and IAS 32, “Financial Instruments: Presentation”, which clarifies the requirements for offsetting financial assets and liabilities. The amendments clarify when an entity has a legally enforceable right to offset and certain other requirements that are necessary to present a net financial asset or liability. There was no impact to us on adoption of this standard.

SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Management is required to make judgments and use estimates in the application of IFRS that have a significant impact on the financial results of the Company. ?ese condensed interim financial statements have been prepared following the same accounting policies judgments and critical accounting estimates as December 31, 2013, which are disclosed in note 4 of the December 31, 2013 financial statements.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTERLY RESULTS

The following table highlights Palliser’s performance for each of the past eight quarters:

($000’s, except per share amounts)	Q2/14	Q1/14	Q4/13	Q3/13	Q2/13	Q1/13	Q4/12	Q3/12

Total assets	83,005	104,233	104,597	106,940	105,500	105,305	99,407	96,772

Average daily production boe/d	1,739	1,874	2,037	2,339	2,773	2,215	2,498	2,242

Production revenue	13,112	12,793	11,637	18,474	17,294	10,175	13,373	12,417

Funds flow from operating activities	1,084	(702)	(63)	4,090	6,103	1,682	5,405	5,101

Per share – basic	0.02	(0.01)	–	0.06	0.10	0.03	0.09	0.09

Net income (loss)	(19,346)	(5,551)	(7,138)	(1,443)	(610)	(4,486)	(513)	(3,087)

Per share – basic	(0.30)	(0.09)	(0.11)	(0.02)	(0.01)	(0.07)	(0.01)	(0.06)

Working capital (deficiency) (2)	(49,293)	(49,465)	(47,365)	(41,581)	(39,539)	(41,655)	(37,345)	(35,884)

Capital expenditures (1)	836	1,485	5,580	6,132	3,987	8,724	7,975	12,873

(1)	Capital expenditures exclude decommissioning liability costs and capitalized share-based compensation
(2)	Working capital (deficiency) excludes financial derivatives

ADDITIONAL INFORMATION

Additional information relating to Palliser, including Palliser’s financial statements can be found on SEDAR at www.sedar.com or on the Company’s website at www.palliserogc.com.

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